Exhibit 99.3

ICECURE MEDICAL LTD.

FORM OF PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, and Ms. Rotem Naim, Director of Finance, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on Monday, May 11, 2026 at 5:00 p.m. Israel time, and at any adjournments or postponements thereof, by means of remote communication, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: Monday, May 11, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To approve a potential reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 10:1 and 30:1, to be effected, if at all, at the discretion of the Board and on a date to be determined by the Board.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.